Morgan, Lewis & Bockius LLP

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Sean M. Donahue

Partner

+1.202.739.5658

sean.donahue@morganlewis.com

September 18, 2020

VIA EDGAR AS CORRESPONDENCE

Erin Jaskot, Esq.

Attorney-Adviser

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:	Insurance Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
File No. 333-239896

Dear Ms. Jaskot:

On behalf of Insurance Acquisition Corp., a Delaware corporation (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 17, 2020 (the “Comment Letter”), relating to the above-referenced filing of the Company’s Amendment No. 2 to its Registration Statement on Form S-4 (the “Registration Statement”). Such filing relates to a proposed business combination between the Company and Shift Technologies, Inc. (“Shift”), pursuant to which IAC Merger Sub, Inc., the Company’s direct wholly owned subsidiary, will merge with and into Shift with Shift continuing as the surviving entity and a wholly owned subsidiary of the Company (the “Merger”). The Company is also filing Amendment No. 4 to the Registration Statement on Form S-4 (“Amendment No. 4”) concurrently with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided by the Company and by Shift. For the convenience of the Staff, the responses contained herein utilize the numbering of the comments and the headings used in the Comment Letter. References to page numbers in the responses below are to the applicable pages of Amendment No. 4. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 4.

Erin Jascot, Esq.

September 18, 2020

On behalf of the Company, we advise the Staff as follows:

Amendment No. 2 to Registration Statement on Form S-4, Filed September 3, 2020

Background of the Merger, page 92

1.	Please file the consent of Steffen Frederiksen or explain why you believe a consent is not required under Section 7 of the Securities Act and Rule 436.

Response: In response to the Staff’s comment, the consent of Steffen Frederiksen has been added to Amendment No. 4 as Exhibit 23.5.

Non-GAAP Financial Measures, page 187

2.	We note your response to our prior comment 9 in which you state the non-repair labor adjustment is for “payroll costs for time spent by technicians on tasks that are not directly related to the reconditioning of vehicles,” and “the costs are largely incurred in connection with sub-optimal utilization of the technician labor force” due to the current stage of your business. However, since these costs appear to be normal, recurring cash expenses inherent in operating your business at its current stage, it remains unclear how this adjustment is consistent with Question 100.01 of the “Non-GAAP Financial Measures” Compliance & Disclosure Interpretations, in regard to Rule 100(b) of Regulation G. Please remove the adjustment for non-repair labor in arriving at your non-GAAP measure “adjusted gross profit.”

Response: In response to the Staff’s comment, we have removed the adjustment for non-repair labor in arriving at the non-GAAP measure “adjusted gross profit”. See page 192.

Key Operating Metrics, page 188

3.	We note your tables here and on pages 192, 195 and 197 include the non-GAAP measures adjusted gross profit per unit (“Adjusted GPU”). Please expand your disclosure to include the most comparable GAAP measure (i.e., gross profit per unit) with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Non-GAAP Financial Measures Compliance & Disclosure Interpretation Question 102.10. Please also expand your narrative disclosure following the table on page 188 to address how you define and determine the GAAP-based gross profit per unit.

Response: In response to the Staff’s comment, we have revised Amendment No. 4 to include gross profit per unit with equal or greater prominence. See pages 198, 199, 201, 202, 204 and 205. In addition, we have expanded our narrative disclosure on page 194 to address how we define and determine the GAAP-based gross profit per unit.

Erin Jascot, Esq.

September 18, 2020

General

4.	We note your response to comment 11, including that “[t]he Company has evaluated its remaining contracts with Lithia and has determined that none of those other agreements are ‘material contracts’ within the meaning of Item 601(b)(10) of Regulation S-K.” Please provide a detailed legal analysis as to why the relevant agreements with Lithia are not “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K.

Response: Consistent with the applicable rules under Regulation S-K and the Company’s response to prior comment 11, the Company considered including as exhibits to the Registration Statement each of the various agreements that Shift maintains with Lithia Motors, Inc. (“Lithia”). Based on this analysis, the Company determined that the only agreements between Shift and Lithia that were not immaterial in amount or significance were the One Sided Marketplace Agreement (Fresno) and the Delayed Draw Term Loan Agreement.

Item 601(b)(10), titled “Material contracts,” specifies those contracts that must be filed as exhibits to Securities Act filings. This requirement is stated as follows:

“Every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.”

If a contract is deemed to be made in the ordinary course, it need not be filed, unless it falls within one or more of four categories of specified contracts. These four categories of contracts are set forth in Item 601(b)(10)(ii)(A) - (D):

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent;

Erin Jascot, Esq.

September 18, 2020

(C) Any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or

(D) Any material lease under which a part of the property described in the registration statement or report is held by the registrant.

If a contract is of the type identified in these four categories, it must be filed, regardless of being made in the ordinary course, unless it is “immaterial in amount or significance.”

In evaluating Shift’s Lithia agreements, the Company noted that Lithia is a shareholder named in the Registration Statement. Accordingly, contracts with Lithia must be filed unless “immaterial in amount or significance.” Other than the One Sided Marketplace Agreement (Fresno) and the Delayed Draw Term Loan Agreement, which the Company filed with the Registration Statement, the Company evaluated the agreements between Shift and Lithia as follows:

Used Vehicles Sales Agreements: In addition to the One-Sided Marketplace Agreement whereby Shift acquires cars primarily from consumers in the Fresno market and re-sells them to Lithia, Shift has similar arrangements in the Oxnard and Salem markets. The number of cars sold to Lithia under these arrangements is insignificant, collectively representing 464 units sold in 2019, or approximately 4% of Shift’s total units sold. In addition, the Salem agreement has been terminated due to its overlap with the Portland market.

Lithia Lease Agreements: On November 1, 2018 and July 10, 2019, Shift and Lithia Real Estate entered into license and services agreements that govern Shift’s access to and utilization of reconditioning, offices and parking spaces at the Concord and Portland facilities of Lithia, respectively. Shift evaluated the significance of these arrangements based on quantitative factors, noting that the $13,000 and $171,000, respectively, that were expensed to selling, general and administrative expenses represented a small fraction of Shift’s total selling, general and administrative expense of over $38 million for 2019, and qualitative factors, noting that the Concord agreement is no longer in effect and that Shift management believes that Shift could find an alternative location in Portland if necessary. In addition, on August 20, 2020, Lithia and Shift amended the license and services agreement to permit Shift to include signage and lease space at one of Lithia’s Seattle area dealerships, for an amount of rent equal to $500 per month, which the Company considers to be immaterial. In addition, the Company evaluated each of the lease agreements and determined that none of them are material as described in 601(b)(10)(ii)(D).

Erin Jascot, Esq.

September 18, 2020

Lithia Financing Agreements: In addition to the Delayed Draw Term Loan Agreement, which has been filed as an exhibit to the Registration Statement, Lithia, pursuant to a guarantee agreement with Shift, agreed to guarantee Shift’s flooring line of credit for a three-year period. The interest rate is 1.50% per annum based on a daily outstanding flooring line of credit and is payable monthly to Lithia. For the year ended December 31, 2019, Shift recorded $360,000 to interest expense. The Company evaluated the amount paid under this agreement and determined it to be immaterial in amount and significance to Shift.

Lithia Warrant No. CS-1: On September 12, 2018, Shift entered into Warrant No. CS-1 with Lithia (the “Lithia Warrant”). The warrant represents the right to acquire 86,661,588 shares of Shift’s common stock and became exercisable upon achievement of each of the milestones specified therein. Lithia has agreed to exercise the Lithia Warrant upon the closing of the transactions contemplated by the Registration Statement. The milestones with respect to the vesting of the Lithia Warrant are set forth in the Registration Statement and include Lithia’s agreement to share data with Shift and to treat Shift as a Lithia dealer under Lithia’s agreements with U.S. Bank (lending) and TWG (vehicle service contracts). Shift does not currently use the data received from Lithia in Shift’s automated pricing algorithm, however Shift has used Lithia’s data as one indication of market pricing and Shift has done some one-off analyses comparing some of Shift’s business metrics to Lithia’s. The F&I services provided to Shift are similar to those provided by Shift’s 14 F&I providers, none of which is individually material to Shift’s business.

Governance Agreements: Lithia and Shift are party to certain agreements relating to the corporate governance of Shift prior to the consummation of the transactions contemplated by the Registration Statement, namely an investor rights agreement and board observer side letter, a right of first negotiation agreement that provides Lithia with a right of first negotiation with respect to a proposed acquisition of Shift and an agreement by Lithia to support the transaction, waive any existing defaults and exercise the Lithia Warrant. Each of these agreements terminates as of closing and the Company believes that such agreements are immaterial.

* * * * * *

If the Staff of the SEC has any questions or comments regarding the foregoing, please contact the undersigned, Sean M. Donahue of Morgan, Lewis & Bockius LLP by telephone at (202) 739-5658 or via email at sean.donahue@morganlewis.com.

Sincerely,

/s/ Sean M. Donahue
Sean M. Donahue

cc:	Amanda Abrams, Esq.
Jeffrey A. Letalien, Esq.
Martin C. Glass, Esq.
Jeffrey R. Shuman, Esq.